March 13, 2023

VIA EDGAR

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Ms. Erin Purnell

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Intchains Group Limited (CIK No. 0001895597)

Registration Statement on Form F-1, as amended (File No. 333-265756)

Registration Statement on Form 8-A (File No. 001-41500)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations (“Rule 461”) under the Securities Act of 1933, as amended, Intchains Group Limited (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1, as amended (the “F-1 Registration Statement”) to become effective at 5:00 p.m. Eastern Time, on March 15, 2023, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Morgan, Lewis & Bockius.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

Please contact Mr. Ning Zhang of Morgan, Lewis & Bockius at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com, or Ms. Louise Liu of Morgan, Lewis & Bockius at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com with any questions you may have concerning this request. In addition, please notify Mr. Zhang and Ms. Liu when this request for acceleration has been granted.

(Signature page follows)

Very truly yours,

Intchains Group Limited

By:	/s/ Qiang Ding
Name:	Qiang Ding
Title:	Chairman and Chief Executive Officer

(Signature Page to Issuer Acceleration Request)